[Letterhead of Orrick, Herrington & Sutcliffe LLP]

May 20, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 Station Place, S.E.

Mail Stop 3-8

Washington, D.C.

Attn: Mr. Brian V. McAllister

Re:	Old Dominion Electric Cooperative
Form 10-K for the Year Ended December 31, 2004
File No. 0-50039

Dear Mr. McAllister:

On behalf of our client, Old Dominion Electric Cooperative (“Old Dominion”), we are submitting responses of Old Dominion to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 11, 2005 (the “Comment Letter”) pertaining to the filing referenced above.

Old Dominion’s responses to the Comment Letter are set forth below. The numbered paragraphs correspond to the paragraph numbers in the Comment Letter. We also have included the text of each comment in italics below.

As you requested, attached to this letter is an acknowledgement of Jackson E. Reasor, President and Chief Executive Officer of Old Dominion, regarding the responses of Old Dominion to the Comment Letter.

Form 10-K for the Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Table of Contractual Obligations, page 41

1. Please provide an explanation and a reconciliation illustrating the amounts for long-term indebtedness, lease obligations and asset retirement obligations reflected in your consolidated balance sheets and how they correspond to the amounts reflected in your table. We note you have included interest on your debt. Also, provide in your response your

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basis for excluding certain portions of lease obligations related to the Clover Unit 1 and 2 leases considering the requirements in Item 303(a)(5) of Regulation S-K.

The following reconciles the amounts for long-term indebtedness and asset retirement obligations reflected in Old Dominion’s consolidated balance sheets and amounts in the table of contractual obligations in Item 7 of Old Dominion’s 2004 Annual Report on Form 10-K (the “Contractual Obligations Table”):

Long-term Indebtedness

Long-term debt as set forth on the Balance Sheet (in thousands):

Long-term debt	$852,910
Long-term debt due within one year	22,917
Unamortized discounts and premiums	65,734

Total	$941,561

Long-term indebtedness as set forth in the Contractual Obligations Table:

Long-term indebtedness	$941,561
Scheduled interest on long-term indebtedness	573,751

Total	$1,515,312

The difference between “long-term debt” as shown in our consolidated balance sheet and as shown in our Contractual Obligations Table relates to scheduled interest to be incurred on long-term indebtedness. Old Dominion believes that it is more consistent with the requirements and objectives of the Contractual Obligations Table to include our entire payment obligation, including contractual obligations to pay interest. To clarify the items included under “Long-term indebtedness” in the Contractual Obligations Table, Old Dominion will state in future filings that long-term indebtedness includes both the principal of and interest on long-term indebtedness, long-term indebtedness due within one year and unamortized discounts and premiums relating to long-term indebtedness.

Lease Obligations

See the response to comment no. 7 for a description of the lease-leaseback transactions Old Dominion entered into with respect to its undivided ownership interests in the Clover Power Station (“Clover”) Unit 1 and Unit 2 (each a “Unit”) and a reconciliation of the amounts set forth in the Contractual Obligations Table as “Operating lease obligations” and amounts set forth on Old Dominion’s consolidated balance sheet.

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Asset Retirement Obligations

(in thousands)
Asset retirement obligations as of December 1, 2004 as set forth on the balance sheet	$46,295
Future accretion of asset retirement obligations	251,405

Asset retirement obligations as set forth in the contractual obligations table	$297,700

Old Dominion adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value when incurred and capitalized as part of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized asset is depreciated over the useful life of the long-lived asset.

A significant portion of Old Dominion’s asset retirement obligations relate to the future decommissioning of the North Anna Nuclear Power Plant and this obligation matures in 2055. Until that time, Old Dominion will be accreting the balance so that by 2055 the asset retirement obligation on its books will grow to the balance required to decommission the facility. Therefore, over time the asset retirement obligation on Old Dominion’s balance sheet will continue to grow towards the balance disclosed in the Contractual Obligations Table.

2. Please disclose how the formation of New Dominion and the proposed reorganization would impact your consolidated financial statements. In your response, please show us what your revised disclosure will look like.

The formation of New Dominion Energy Cooperative (“New Dominion”) and the consummation of the reorganization will have almost no impact on the consolidated financial statements of Old Dominion. Old Dominion will not transfer ownership of any of its assets as part of the reorganization, with one exception: Old Dominion will transfer to New Dominion, at the direction of its members, any prepayments for electric service held by Old Dominion as of the reorganization date. These prepayments totaled approximately $37.7 million at December 31, 2004. Old Dominion also will continue to be responsible for all of its existing indebtedness following the reorganization. The amount of Old Dominion’s members’ equity similarly will remain unchanged although the number of members it has will be reduced from thirteen to one. As a result, Old Dominion’s disclosure relating to its existing contractual obligations in the Contractual Obligations Table would not change as a result of the reorganization. Attached to this letter as Schedule A is a pro forma consolidated balance sheet of Old Dominion, adjusted to give effect to the reorganization as if it had occurred on December 31, 2004.

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The only change in Old Dominion’s liquidity immediately following the reorganization will be the entry into a mutual credit agreement with New Dominion. The mutual credit agreement will permit either Old Dominion or New Dominion to request from the other an extension of credit in the form of loans, guarantees or other credit support. This mutual credit agreement will not be a committed credit facility and neither Old Dominion nor New Dominion will be required to extend credit to the other thereunder. Old Dominion currently does not anticipate that any amounts will be outstanding by either Old Dominion or New Dominion to the other under the mutual credit agreement immediately following the reorganization.

Consolidated Balance Sheets, page 50

3. You indicate in Item 2 that you have no capital lease obligations at December 31, 2004. Please advise and revise your disclosure in future filings to clarify what obligation under long-term leases represents. We may have further comments.

Please refer to the answer to comment no. 7 in response to this comment.

Consolidated Statements of Cash Flow, page 53

4. Please tell us each component and how you calculated the net change in investments reflected in investing activities. In future filings please present the changes in available-for-sale securities and held-to-maturity securities in accordance with paragraph 18 of SFAS No. 115 which states that cash flows from purchases, sales, and maturities of available-for-sale securities and held-to-maturity securities should be presented on a gross basis for each security classification in the statement of cash flows. Also see paragraphs 11 through 13A. of SFAS No. 95.

The components of the net change in investments (in thousands) of $39,266 is comprised of the following items:

(in thousands)
Components of the net change in investments:
Purchases of available for sale securities	$(13,734)
Proceeds from available for sale securities	53,000

Investments, net	$39,266

Old Dominion had no purchases of held-to-maturity investment securities and had maturities of an immaterial amount for the year ended December 31, 2004.

Beginning with its Quarterly Report on Form 10-Q for the period ended March 31, 2005, Old Dominion has changed its presentation in accordance with paragraph 18 of SFAS No. 115.

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5. We are unable to determine why a considerable number of items in your statement of cash flows do not reconcile to your balance sheet. Please provide a reconciliation of the consolidated cash flow activities to your consolidated balance sheet for the year end December 31, 2004. We may have further comment.

The following is a reconciliation of those items in the consolidated statement of cash flows which do not directly reconcile to changes in the consolidated balance sheet.

(in thousands)
Depreciation, amortization and decommissioning
Change in accumulated depreciation	$34,351
Disposals of fixed assets	1,228

Total depreciation	$35,579

Amortization of deferred gains on lease-leaseback transactions	(2,756)
Other	(64)

Total cash flow line item	$32,759

Other non-cash charges
Amortization of nuclear fuel	$5,600
Amortization of premiums and discounts on long-term debt	2,786
Accretion of asset retirement obligations	2,393

Total cash flow line item	$10,779

Amortization of lease obligations
Change in obligations under long-term leases	$6,243
Amortization for lease payments	3,721

Total cash flow line item	$9,964

Interest on lease deposits
Change in lease deposits	$(6,350)
Lease payments	(3,192)

Total cash flow line item	$(9,542)

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Change in current assets
Change in receivables	$(12,132)
Change in fuel, materials and supplies	(5,630)
Change in prepayments	(295)
Adjustment for TEC consolidation(1)	(54)

Total cash flow line item	$(18,111)

Change in current liabilities
Change in accounts payable	$(7,014)
Change in accounts payable-members	(9,133)
Change in accrued expenses	(21,912)
Adjustment for TEC consolidation(1)	(1,893)

Total cash flow line item	$(39,952)

Change in regulatory assets and liabilities
Change in regulatory assets	$14,314
Change in regulatory liabilities	4,758
Adjust for non-cash change in market value of decommissioning fund	(3,938)

Total cash flow line item	$15,134

Change in deferred charges and credits
Change in deferred charges, other	$(8,842)
Change in deferred credits and other liabilities-other	(2,608)
Amortization of deferred gains on lease-leaseback transactions	2,756
Adjustment for TEC consolidation(1)	5,184
Other	64

Total cash flow line item	$(3,446)

Obligations under long-term leases
Adjustment for amortization for lease payments above	$(3,721)
Adjustment for lease payments above	3,192

Total cash flow line item	$(529)

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Investments, net(2)
Change in nuclear decommissioning trust	$(7,137)
Change in investments-other	39,965
Adjustment for non-cash change in market value of decommissioning fund above	3,938
Adjustment for TEC consolidation(1)	2,500

Total cash flow line item	$39,266

Electric plant additions
Change in electric plant, in service	$(198,199)
Change in construction work in progress	150,813
Nuclear fuel additions	(8,654)
Disposals of fixed assets	(1,228)
Asset retirement obligations additions	905

Total cash flow line item	$(56,363)

(1)	Old Dominion consolidated TEC Trading, Inc. (“TEC”) at December 31, 2004 and for cash flow purposes, the consolidation was reflected as a single entry in cash flow from investing activities of approximately $2.5 million.
(2)	See the response to comment no. 4 for Old Dominion’s presentation of investment activities on its consolidated statement of cash flow.

Notes to Consolidated Financial Status, page 54

Note 1-Summary of Significant Accounting Policies, page 54

General, page 54

6. Please tell us how you accounted for the consolidation of TEC. Specifically include in your response:

•	When you first became the primary beneficiary of TEC;

•	Whether you measured the assets, liabilities and non-controlling interests of TEC at their carrying values or estimated fair values, your basis for such measurement and the applicable accounting pronouncement; and

•	Whether you have eliminated intercompany revenues and expenses and the amount of TEC revenue and expenses in the consolidated results of operations.

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See paragraphs 18 through 22 of FIN No. 46(R) and include all the disclosures required by paragraphs 23 through 26 of the Interpretation, as applicable. In your response, please show us what your revised disclosure will look like.

In accordance with Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (the “Interpretation”), TEC was considered a variable interest entity for which Old Dominion was the primary beneficiary and has been consolidated as of December 31, 2004. Because TEC was not consolidated with Old Dominion throughout the year ended December 31, 2004, TEC’s revenues and expenses are not included in Old Dominion’s consolidated statements of revenues, expenses and patronage capital and consolidated statements of cash flow for that period. The balance sheet of TEC has been consolidated into the financial statements of Old Dominion and all inter-company balances have been eliminated in the consolidation. Because TEC is 100% owned by Old Dominion’s twelve member distribution cooperatives, its equity is presented as a non-controlling interest in Old Dominion’s consolidated financial statements. Beginning in 2005, the income statement of TEC will be consolidated and the inter-company revenues and expenses will be eliminated in consolidation.

TEC was initially capitalized by Old Dominion in 2001 with a $7.5 million cash investment in exchange for all of its capital stock. Old Dominion then distributed all of TEC’s stock as a patronage capital distribution to its member distribution cooperatives. TEC was formed for the primary purpose of purchasing from Old Dominion, to sell in the market, power that is not needed to meet the actual needs of Old Dominion’s member distribution cooperatives, acquiring natural gas and forward purchase contracts to hedge the price of natural gas to supply our combustion turbine facilities, and taking advantage of other power-related trading opportunities in the market which will help lower our member distribution cooperatives’ costs. TEC does not engage in speculative trading. Old Dominion first became the primary beneficiary upon the formation of TEC in 2001. As both Old Dominion and TEC were under common control at the date TEC was formed and the date Old Dominion became the primary beneficiary, in accordance with paragraph no. 19 of the Interpretation, the initial measurement of TEC’s assets and liabilities were at their carrying amount.

Old Dominion believes that it has appropriately included all necessary disclosures as required by paragraphs 23 through 26 of the Interpretation.

Note 6-Long term Lease Transactions, page 63

7. Please tell us how you account for the sale-leaseback transaction with the owner trust for Clover units 1 and 2. Specifically, tell us:

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•	When you initially acquired your interest in Clover and the source of funding for the acquisition;

•	Explain if the leaseback is accounted for by either the deposit method or the financing method as set forth in SFAS No. 66;

•	Your basis for the measurement and recognition of the gain on the sale;

•	How and why the leaseback with the owner trust qualifies as a capital or operating lease in accordance with SFAS No. 13; and

•	The effects of accounting for the leaseback reflected in your balance sheets, statements of revenues and expenses and statements of cash flows.

Please be as detailed as necessary in your explanation and include supplemental analyses and cite applicable accounting pronouncements as needed. Also, please tell us how your current presentation and disclosures meet the applicable requirements based on the accounting conclusions in your response or show us what your revised disclosure will look like. We may have further comments.

To provide the Staff the detailed responses requested in this comment, background regarding the Clover lease transactions is helpful.

Background

Old Dominion entered into separate lease-leaseback transactions relating to its undivided interest in Clover Unit 1 and Clover Unit 2 in March and July, 1996, respectively. In each case, Old Dominion leased to an owner trust for the benefit of an investor its entire interest in the applicable Unit under a lease for a term extendable by the owner trust up to the full productive life of the applicable Unit (each a “Head Lease”). The owner trusts made one-time rental payments to Old Dominion upon consummation of the Head Leases in the amount of $315.0 million in the case of Unit 1 and $320.0 million in the case of Unit 2. Immediately following entry into the Head Leases, Old Dominion leased back the undivided interests (each a “Leaseback”) for an approximately 21.8- and 23.4-year term, respectively, and agreed to make periodic basic rent payments to the respective owner trusts.

Old Dominion used a portion of the one-time rental payments it received on the closing dates of the Head Leases to enter into payment undertaking agreements and to purchase investments which provide for substantially all of:

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•	its periodic basic rent obligations under the Leasebacks; and
•	the fixed purchase price of the undivided interests in the Units at the end of the terms of the Leasebacks if it exercised its option to purchase the undivided interests of the owner trusts in the Units at that time.

The payment undertaking agreements and investments are issued or insured by entities, which have claims paying abilities or senior debt obligations which are rated “AAA” by S&P and “Aaa” by Moody’s. After entering into the payment undertaking agreements, making the investments and paying transaction costs, Old Dominion had $23.7 million and $39.3 million remaining of the one-time rental payments in the Unit 1 and Unit 2 transactions, respectively. As a result, following completion of the transactions Old Dominion had funds of $63.0 million remaining.

Both Leasebacks require Old Dominion to make periodic basic rent payments. A substantial portion of these periodic basic rent obligations are paid by third parties (each a “Payment Undertaker”) under the payment undertaking agreements entered into at the inception of the transactions. Under each of these arrangements, Old Dominion made a payment to the Payment Undertaker in return for which the Payment Undertaker agreed to make payments directly to the applicable owner trust’s lender in satisfaction of a portion of Old Dominion’s periodic basic rent obligations under the applicable Leaseback and the owner trust’s repayment obligation under the loan to it. While Old Dominion remains liable for all periodic basic rent obligations under the Leasebacks if the Payment Undertaker fails to make such payments, the owner trusts have agreed to pursue the Payment Undertakers before pursuing payment from Old Dominion for this portion of Old Dominion’s periodic basic rent obligations under the Leasebacks. Thus, Old Dominion is substantively secondarily and not primarily liable for these obligations and, based on the “AAA” and “Aaa” credit ratings of the payment undertaking obligations, it is probable Old Dominion will not be required to make payments with respect to such obligations in the future.

At the end of the term of each of the Leasebacks, Old Dominion may: (1) retain possession of the undivided interest in a Unit by paying a fixed purchase price to the applicable owner trust (which would equal and be funded by the payment undertaking agreements and investments), (2) return possession of the undivided interest to the owner trust and arrange for an acceptable third party to enter into a power purchase agreement with the owner trust based on standards set forth in the respective Leasebacks (in which case Old Dominion would receive the value of the related payment undertaking agreements and investments), or (3) in the case of Unit 1, return possession of the undivided interest and pay an amount to the owner trust equal to the difference between a specified termination amount and the fair market value of the owner trust’s interest in Unit 1 (in which case Old Dominion would receive the value of the related payment undertaking agreement and investments).

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Construction and Funding of Clover

In 1992 Old Dominion began construction of Clover. During development, Old Dominion transferred a 50% undivided ownership interest in both Units to Virginia Power. Clover Units 1 and 2 were placed in service during 1995 and 1996, respectively. At December 31, 1996, Clover’s capitalized cost recorded on Old Dominion’s Balance Sheet in Electric Plant In Service was $632.5 million. At December 31, 2004, the capitalized cost of Clover was $652.6 million.

Old Dominion financed approximately $600.0 million of its construction costs related to its undivided interest in Clover through the issuance of bonds under Old Dominion’s Indenture of Mortgage and Deed of Trust (the “Indenture”) in 1992 and 1993. The unamortized portion of these bonds was refinanced in 2002 and 2003 and is included in “Long-term debt” on Old Dominion’s Balance Sheet at December 31, 2004. The remaining portion of the cost to construct Clover for which Old Dominion was responsible was funded with cash generated by operations.

Classification of Lease Transactions

For financial reporting purposes, Old Dominion views the two leases (i.e., the Head Lease and the Leaseback) in the Unit 1 lease transaction as a single lease-leaseback transaction and similarly views the Head Lease and the Leaseback in the Unit 2 lease transaction as a single lease-leaseback transaction. Neither of these lease-leaseback transactions meet the requirements of a sale based on the criteria in paragraph 26 of SFAS No. 66, because Old Dominion has fully funded fixed-priced purchase options to repurchase the undivided interests in Clover at the expiration of the terms of the Leasebacks. For this reason, Old Dominion accounts for each lease-leaseback transaction as a financing transaction and the Units continue to be shown as assets on Old Dominion’s consolidated balance sheet and depreciated over their useful lives. Old Dominion’s debt related to the construction of the Units also continues to be shown as a liability on Old Dominion’s consolidated balance sheet.

Old Dominion’s consolidated financial statements do not reflect the payment of the portion of periodic basic rent obligations under the Leasebacks which the Payment Undertaker pays directly to a lender of the owner trust, the present value of the obligations under the Leasebacks provided for by the payment undertaking agreements or the present value of the payment undertaking agreements.1 In accordance with SFAS No. 76 and as discussed above, (1) Old Dominion is not the primarily obligor with respect to the portion of its periodic basic rent obligations under the

[1]	As noted in Item 7 of Old Dominion’s 2004 Annual Report on Form 10-K under “Off-Balance Sheet Arrangements,” at December 31, 2004, both the value of Old Dominion’s obligations under the Leasebacks provided for by the payment undertaking agreements as well as the value of Old Dominion’s interests in the payment undertaking agreements totaled approximately $278.5 million and $247.8 million for Clover Unit 1 and Clover Unit 2, respectively.

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Leasebacks paid directly by the Payment Undertaker to a lender of the owner trust and (2) it is probable that Old Dominion will not be required to make future payments in respect of such obligations. Therefore, Old Dominion does not reflect such items in its consolidated financial statements. For these same reasons, Old Dominion does not reflect periodic basic rent obligations under the Leasebacks provided for by the payment undertaking agreements in its Contractual Obligations Table. Old Dominion has noted SFAS No. 76 has been superseded by SFAS No. 125, and SFAS No. 140 of which both were effective for extinguishment of liabilities after December 31, 1996, and March 31, 2001, respectively, and did not permit or require retrospective adoption.

As a result of the classification of the lease transactions as financing transactions and the extinguishment of obligations related to the payment undertaking agreements, the amounts reflected on Old Dominion’s consolidated balance sheet as “Obligations under long-term leases” reflects its periodic basic rent obligations under the Leasebacks which are not provided for by the payment undertaking agreements and the purchase option price of the Units at the end of the term of the Leasebacks and “Lease deposits” reflects the investments purchased at the inception of the lease transactions with a portion of the one-time rental payments made by the owner trusts under the Head Leases (but does not include the present value of the payment undertaking agreements). These items on Old Dominion’s consolidated balance sheet accrete based on the respective embedded interest rates and amortize as lease deposits are used to fund periodic basic rent obligations under the Leasebacks and the purchase option price of the Units at the end of the term of the Leasebacks. In contrast, the amounts reflected on Old Dominion’s Contractual Obligations Table represent the aggregate of all future payment obligations under the Leasebacks relating to (1) the payment of periodic basic rent obligations which are not provided for by the payment undertaking agreements and (2) the purchase option prices with respect to the Units. In the Contractual Obligations Table such amounts are not discounted to present value. These amounts were reflected under the heading “operating lease obligations” in the Contractual Obligations Table because Old Dominion considered that heading most appropriate considering that all of such obligations related to the Leaseback.

The following is a reconciliation of “Obligations under long-term leases” set forth on Old Dominion’s consolidated balance sheet as of December 31, 2004 and the operating lease obligations set forth on the Contractual Obligations Table:

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(in millions)
Obligations under long-term leases as set forth on the consolidate balance sheet	$159.9
Future accretion of obligations under the lease-leaseback transactions	221.1
Obligations under operating lease for headquarters building	4.9

Operating lease obligations as set forth on the contractual obligations table	$385.9

To clarify the items included under “Operating lease obligations” in the Contractual Obligations Table, Old Dominion will state in future filings that this item includes (1) periodic basic rent obligations under the Leasebacks which will not be satisfied by the payment undertakers under the payment undertaking agreements, and (2) the purchase option prices at the end of the term of the Leasebacks.

Basis for the Measurement and Recognition of the Gain

The gain on the lease transactions represents the aggregate net cash received from both transactions, i.e., $63.0 million. The gain for each lease transaction was computed by taking the one-time rental payment received by Old Dominion at the beginning of the Head Lease less the payment to the Payment Undertaker, purchase price for investments used to fund a portion of the periodic basic rent obligations under the Leaseback and transaction costs.

Old Dominion deferred the gains on the lease-leaseback transactions and is amortizing the gain related to each transaction into income ratably over the term of the related Leaseback, 21.8 and 23.4 years for Unit 1 and Unit 2, respectively, in accordance with SFAS No. 71 and based on regulatory approval received from the Federal Energy Regulatory Commission.

Impact of Lease Transactions on the Balance Sheet, Statements of Revenues and Expenses and Statements of Cash Flows

See attached Schedule B summarizing impact of the lease-leaseback transactions on Old Dominion’s consolidated financial statements from inception of leases to December 31, 2004.

Additional Footnote Disclosure

In future filings of its Annual Report on Form 10-K, Old Dominion will include disclosure in “Note 6—Long-term Lease Transactions” of its consolidated financial statements of the amount, as of the end of the reporting period, set forth in the Contractual Obligations Table with respect to periodic basic rent obligations and the purchase option prices at the end of the term of the Leasebacks.

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8. Please advise and revise future filings to clarify whether the $18.1 million and $15.3 million of additional basic rent required under the leases was from the deposits made at the beginning of the lease or represent financing provided to you under the payment undertaking agreement.

The $18.1 million and $15.3 million of additional basic rent obligations were made by the Payment Undertaker in return for the amounts paid to them on the date of the consummation of the applicable lease transactions. These payments do not constitute additional financings to Old Dominion. Old Dominion will make the following disclosure in the lieu of the current sentence:

These additional amounts of basic rent were paid by third parties, “payment undertakers,” under payment undertaking agreements. As described above, Old Dominion made a payment to each of the payment undertakers at the inception of the leasebacks in consideration for the payment undertakers agreeing to pay additional amounts of basic rent as they become due. Old Dominion has no obligation to pay or repay additional amounts to the payment undertaker in the future.

Note 9-Long term Debt, page 67

9. In future filings, please disclose existing restrictive covenants and subjective acceleration clauses and facts and amounts concerning any defaults as of the balance sheet date. Please indicate in your response if this is currently disclosed in your filing or show us what your revised disclosure will look like. See SFAS No. 78 and Rule 4-08 of Regulation S-X.

Old Dominion has issued nearly all of its long-term indebtedness under the Indenture. The Indenture contains covenants which are standard and customary for a first mortgage bond indenture. These covenants include, among other things, an obligation to pay when due amounts relating to the bonds, limitations on liens, restrictions on distributions to members, maintenance of properties, maintenance of insurance, maintenance of corporate existence, and maintenance of books and records.

Old Dominion believes that the covenant restricting distributions to members should be disclosed in the footnotes to its financial statements in accordance with Rule 4-08 of Regulation S-X. The future disclosure regarding this covenant will be substantially similar to the following:

Substantially all of our assets are pledged as collateral under an indenture. Under the indenture, we may not make any distribution, including a dividend or payment or retirement of patronage capital,

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to our members if an event of default exists under the indenture. Otherwise, we may make a distribution to our members if (1) after the distribution, our patronage capital as of the end of the most recent fiscal quarter would be equal to or greater than 20% of our total long-term debt and patronage capital, or (2) all of our distributions for the year in which the distribution is to be made do not exceed 5% of the patronage capital as of the end of the most recent fiscal year. For this purpose, patronage capital and total long-term debt and patronage capital do not include any earnings retained in any of our subsidiaries or affiliates or the debt of any of our subsidiaries or affiliates.

The only long-term indebtedness of Old Dominion not issued under the Indenture is an approximately $6.8 million promissory note issued by Old Dominion to Virginia Power. Neither the promissory note nor the credit agreement relating to the promissory note contains restrictions on distributions to Old Dominion’s members. The promissory note and the credit agreement otherwise contain standard and customary covenants of a borrower.

Old Dominion has no outstanding indebtedness under any document or instrument, including the Indenture, which contains a subjective acceleration provision. Old Dominion is not and was not at December 31, 2004 in default under the Indenture or any other document or instrument pursuant to which it has issued indebtedness.

Item 9.A. Controls and Procedures, page 77

10. Your chief executive officer, senior vice-president and chief financial officer do not state when they concluded on the effectiveness of disclosure controls and procedures. In future filings, please revise to disclose your conclusions about the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K.

Old Dominion stated in its Quarterly Report on From 10-Q for the period ended March 31, 2005, and will state in future annual and quarterly reports on Forms 10-K and 10-Q, respectively, that its management has evaluated the effectiveness of Old Dominion’s disclosure controls and procedures as of the end of the period covered by the report.

Item 15. Exhibits, Financial Statements Schedules and Reports on Form 8-K, page 84

11. We note you indicate the information included in financial statement schedules required by Rule 5-04 of Regulation S-X is included elsewhere in your filing. Please tell us where the information is located in your filing. If you determine the

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information is not completely disclosed elsewhere, please include this information in future filings. If applicable, please show us what your revised disclosure will look like.

In future filings, Old Dominion will state “Not applicable” in response to the information required by Item 15(a)(2).

*        *        *

Please do not hesitate to contact Robert L. Kees, Vice President and Controller of Old Dominion at (804) 968-4034, Carl F. Lyon, Jr., Esq. of this firm at (212) 506-5180 or the undersigned at (202) 339-8434 if you have any questions.

Very truly yours,

/s/ Kyle W. Drefke
Kyle W. Drefke

Attachments:

Schedule A – Pro Forma Post-Reorganization Consolidated Balance Sheet

Schedule B – Impact of the Lease-Leaseback Transactions on Consolidated Financial Statements

Acknowledgement

cc:	Mr. Robert L. Kees

Carl F. Lyon, Jr., Esq.

Schedule A - Pro Forma Post-Reorganization Consolidated Balance Sheet, Page 1 of 2

OLD DOMINION ELECTRIC COOPERATIVE

PROFORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004

	2004 Before Formation of New Dominion	Transfer of Balances	Entry #	2004 After Formation of New Dominion
(in thousands)
ASSETS:
Electric Plant:
In service	$1,511,848			$1,511,848
Less accumulated depreciation	(431,678)			(431,678)

	1,080,170	—		1,080,170
Nuclear fuel, at amortized cost	10,493			10,493
Construction work in progress	10,832			10,832

Net Electric Plant	1,101,495	—		1,101,495

Investments:
Nuclear decommissioning trust	75,917			75,917
Lease deposits	156,909			156,909
Investment in Old Dominion Elec. Coop.
Other	17,694			17,694

Total Investments	250,520	—		250,520

Current Assets:
Cash and cash equivalents	17,564	(17,564)	(2) & (3)	—
Receivables	71,840			71,840
Fuel, materials and supplies	29,153			29,153
Prepayments	2,866			2,866

Total Current Assets	121,423	(17,564)		103,859

Deferred Charges:
Regulatory assets	53,920			53,920
Other	22,980			22,980

Total Deferred Charges	76,900	—		76,900

Total Assets	$1,550,338	$(17,564)		$1,532,774

CAPITALIZATION AND LIABILITIES:
Capitalization:
Patronage capital - Member Distribution Coop.	$259,724	$(259,724)	(1)	$—
Patronage capital - New Dominion Eng. Coop.		259,724	(1)	259,724
Non-controlling interest	8,225			8,225
Long-term debt	852,910			852,910

Total Capitalization	1,120,859	—		1,120,859

Current Liabilities:
Long-term debt due within one year	22,917			22,917
Accounts payable	59,798	20,162	(3)	79,960
Accounts payable-members	38,655	(37,726)	(2)	929
Accrued expenses	14,527			14,527
Deferred energy	4,807			4,807

Total Current Liabilities	140,704	(17,564)		123,140

Deferred Credits and Other Liabilities:
Asset retirement obligations	46,295			46,295
Obligations under long-term leases	159,902			159,902
Regulatory liabilities	41,782			41,782
Other	40,796			40,796

Total Deferred Credits and Other Liabilities	288,775	—		288,775

Commitments and Contingencies	—	—		—

Total Capitalization and Liabilities	$1,550,338	$(17,564)		$1,532,774

Schedule A - Pro Forma Post-Reorganization Consolidated Balance Sheet, Page 2 of 2

OLD DOMINION ELECTRIC COOPERATIVE

ENTRIES FOR PROFORMA CONSOLIDATED BALANCE SHEET

Entry #	Account Name	Debit	Credit
		(in thousands)
1	Patronage capital - Member Distribution Coop.	$259,724
	Patronage capital - New Dominion Eng. Coop.		$259,724
	To record the transfer of ownership of Old Dominion Electric Cooperative from the twelve member distribution cooperatives to New Dominion Energy Cooperative.
2	Accounts payable-members	$37,726
	Cash and cash equivalents		$37,726
	To transfer member (distribution cooperatives) pre-payment balance to New Dominion Energy Cooperative.
3	Cash and cash equivalents	$20,162
	Accounts payable		$20,162
	To reclassify negative cash balance.

Schedule B - Impact of the Lease-Leaseback Transactions on Consolidated Financial Statements

Old Dominion Electric Cooperative

Summary of Clover Unit 1 And Unit 2 Lease Balances

From Lease Inception through December 31, 2004

(in thousands)	Inception of Leases	1996	1997	1998	1999	2000	2001	2002	2003	2004
BALANCE SHEET
ASSETS
Investments:
Lease Deposits	$104,395	$109,019	$116,080	$120,391	$125,845	$131,364	$137,265	$143,598	$150,559	$156,909
Other	3,060	3,135	3,152	3,170	3,171	3,153	3,117	3,365	3,252	3,093

Total Investments	$107,455	$112,154	$119,232	$123,561	$129,016	$134,517	$140,382	$146,963	$153,811	$160,002

Current Assets:
Cash and cash equivalents	63,289

Total Assets	$170,744	$112,154	$119,232	$123,561	$129,016	$134,517	$140,382	$146,963	$153,811	$160,002

CAPITALIZATION AND LIABILITIES

Current Liabilities:
Accrued Expenses	177

Total Current Liabilities	$177	$—	$—	$—	$—	$—	$—	$—	$—	$—

Deferred Credits and Other Liabilities:
Obligations under long-term leases	$107,567	$112,202	$119,343	$123,614	$129,010	$134,463	$140,291	$146,465	$153,659	$159,902
Other (deferred gain on leases)	62,978	61,382	58,626	55,871	53,115	50,359	47,604	44,848	42,091	39,272

Total Deferred Credits and Other Liabilities	$170,545	$173,584	$177,969	$179,485	$182,125	$184,822	$187,895	$191,313	$195,750	$199,174

Total Capitalization and Liabilities	$170,722	$173,584	$177,969	$179,485	$182,125	$184,822	$187,895	$191,313	$195,750	$199,174

STATEMENTS OF REVENUES, EXPENSES, AND PATRONAGE CAPITAL
Operating Expenses:
Depreciation, amortization and decommissioning**		$(1,596)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)

Total Operating Expenses	$—	$(1,596)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)	$(2,756)

Operating Margin		1,596	2,756	2,756	2,756	2,756	2,756	2,756	2,756	2,756

Other Income/(Expense)
(Detail of items shown net)
Amortization of long-term lease obligations		(4,636)	(8,197)	(8,361)	(8,725)	(9,093)	(9,487)	(9,964)	(9,527)	(9,964)
Interest income on lease deposits	22	4,624	7,879	8,153	8,521	8,894	9,292	9,682	9,093	9,542
Interest income treasury strips		75	334	279	264	249	234	219	204	189

Subtotal of Lease Amounts Shown Net	22	63	16	71	60	50	39	(63)	(230)	(233)

Net Margins	$22	$1,659	$2,772	$2,827	$2,816	$2,806	$2,795	$2,693	$2,526	$2,523

STATEMENTS OF CASH FLOW
Operating Activities:
Net Margin		$1,659	$2,772	$2,827	$2,816	$2,806	$2,795	$2,693	$2,526	$2,523
Adjustments to reconcile net margins to net cash provided by operating activities:
Depreciation, amortization and decommissioning		(1,596)	(2,756)	(2,756)	(2,756)	(2,756)	(2,756)	(2,756)	(2,756)	(2,756)
Amortization of lease obligations		4,636	8,197	8,361	8,725	9,093	9,487	9,964	9,527	9,964
Interest on lease deposits		(4,624)	(7,879)	(8,153)	(8,521)	(8,894)	(9,292)	(9,682)	(9,093)	(9,542)

Net Cash Provided by Operating Activities		(1,584)	(2,438)	(2,548)	(2,552)	(2,557)	(2,561)	(2,474)	(2,322)	(2,334)

Financing Activities:
Obligations under long-term leases		112,201	(172)	(248)	(262)	(265)	(344)	(441)	(200)	(529)

Net Cash Provided by (Used for) Financing Activities		112,201	(172)	(248)	(262)	(265)	(344)	(441)	(200)	(529)

Net Change in Cash and Cash Equivalents		$112,276	$162	$31	$2	$(16)	$(110)	$(222)	$4	$(340)

RECONCILIATION OF NET CASH RECEIVED TO DEFERRED GAIN ON LEASES

Net cash received		$63,289
Less
Accrued Liabilities		(177)
Interest		(22)
General Fund Cash		(112)

Total Deferred Gain on Leases		$62,978

**	Amortization of lease gains

ACKNOWLEDGEMENT

Reference is made to the letter, dated May 20, 2005 (the “Response Letter”), of Orrick, Herrington & Sutcliffe LLP, special counsel to Old Dominion Electric Cooperative (“Old Dominion”), filed with the Securities and Exchange Commission (the “Commission”) regarding the responses of Old Dominion to the letter, dated April 11, 2005, of the Commission pertaining to Old Dominion’s Annual Report on Form 10-K for the year ended December 31, 2004. The undersigned hereby acknowledges to the Commission, for and on behalf of Old Dominion, as follows:

1. Old Dominion is responsible for the adequacy and accuracy of the disclosure in the Response Letter.

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3. Old Dominion may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:	May 20, 2005

/s/ Jackson E. Reasor
Jackson E. Reasor
President and Chief Executive Officer